UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-35124

LONCOR GOLD INC.
(Translation of registrant’s name into English)

4120 Yonge Street, Suite 304
Toronto, Ontario, Canada
M2P 2B8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]      Form 40-F [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONCOR GOLD INC.

/s/ Donat Madilo
Date: May 21, 2025	Donat Madilo
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description

99.1	Interim Condensed Consolidated Financial Statements for the period ended March 31, 2025
99.2	Management's Discussion and Analysis for the period ended March 31, 2025
99.3	Form 52-109F2R Certification of Refiled Interim Filings - CEO
99.4	Form 52-109F2R Certification of Refiled Interim Filings - CFO